Exhibit 21.01

Subsidiaries of Passport Brands, Inc.

Subsidiaries	Jurisdiction of Organization

I.C. Isaacs & Company L.P.	Delaware

Isaacs Design, Inc.	Delaware

I.C. Isaacs Far East Ltd.	Hong Kong